FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	Second Quarter 2003 Earnings Report

2.	Banco Santander Chile and Subsidiaries Unaudited Consolidated Balance Sheets

3.	Banco Santander Chile Quarterly Income Statements

4.	Banco Santander Chile YTD Income Statements

5.	Financial Ratios

ITEM 1

www.santandersantiago.cl

BANCO SANTANDER CHILE ANNOUNCES

RESULTS FOR THE SECOND QUARTER 2003

•	Net income for the second quarter of 2003 totaled Ch$50,948 million (Ch$0.27 per share and US$0.40/ADR), increasing 25.0% compared to the first quarter of 2003. The Bank’s ROE in the quarter reached 23.6%. Net income in the second quarter of 2003 decreased 24.1% compared to the second quarter of 2002.

•	Net interest margin reached 5.0% in the second quarter of 2003 as a result of the improved asset and funding mix. Net financial income in the second quarter increased 14.2% compared to the first quarter of 2003.

•	Fees grew 7.4% compared to the first quarter of 2003 and 16.6% compared to the second quarter of 2002. The ratio of fees over operating expenses reached 45.4% in the second quarter of 2003.

•	Operating expenses decreased 12.4% compared to the second quarter of 2002 and 2.3% compared to the first quarter of 2003. The Bank’s efficiency ratio improved to a record low level of 41.1% in the quarter. Excluding amortization and depreciation expenses, the efficiency ratio was 34.8%.

•	Net income in the first half of 2003 reached Ch$91,445 million (Ch$0.49 per share and US$0.72/ADR). ROE in the first half of 2003 reached 20.2%.

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
562-320-8505	562-320-8284	562-647-6474

This release and the webcast of second quarter results can be viewed at:

http://www.santandersantiago.cl/canales/investor_rel/index.html

Santiago, Chile, July 30, 20031 -. Banco Santander Chile (NYSE:SAN) announced today its unaudited results for the second quarter 2003. These results are reported on a consolidated basis in accordance with Chilean GAAP[2]. Figures for the second quarter ended June 30, 2002 reflect the combined financial condition and results of operations of former Santander-Chile and Santiago at that date and for that period.

Net income for the second quarter of 2003 totaled Ch$50,948 million (Ch$0.27 per share and US$0.40/ADR) increasing 25.0% compared to the first quarter of 2003 and decreasing 24.1% compared to the second quarter of 2002. The rise in net income compared to the first quarter of 2003 reflects the Bank’s re-focus on purely commercial activities since the culmination of the merger in April of this year. The Bank’s net financial income increased 14.2% compared to the first quarter of 2003 and the net interest margin rose to 5.0% compared to 4.3% in the same period. The evolution of the Bank’s loan portfolio between the end of the first and the second quarters of 2003 reflects the Bank’s focus on profitability by improving the asset and funding mix. Average earning assets decreased 2.5% in the second quarter of 2003 compared to the first quarter, but the average balance of higher yielding consumer and leasing loans increased 0.9% and 1.2%, respectively. In addition, the average balance of non-interest bearing liabilities increased 4.7% in the second quarter compared to the first quarter of 2003. As a result, the ratio of non-interest bearing demand deposits and equity to interest earning assets increased from 18.6% in the first quarter of this year to 20.0% in the second quarter of 2003.

Fee income increased 7.4% compared to the first quarter of 2003. This was mainly due to an 18.4% rise in checking account fees and a 6.4% increase in international business fees. With this growth, the ratio of fees to operating expenses reached 45.4% in the second quarter of 2003 compared to 41.3% in the first quarter of 2003.

Operating expenses decreased 2.3% compared to the first quarter of 2003. Administrative expenses in this period decreased 11.1%. The conclusion of merger related activities has positively impacted the evolution of administrative expenses. The Bank’s efficiency ratio reached a record level of 41.1% in the second quarter of 2003 compared to 45.8% in the previous quarter. Excluding amortization and depreciation expenses, the efficiency ratio was 34.8%.

1 Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors, which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially form those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2 The Peso/US dollar exchange rate as of June 30, 2003 was Ch$697.23 per dollar. June 2002 figures are in constant Chilean pesos as of June 30, 2003 and have been adjusted by the price level restatement factor of 1.0351. March 31, 2003 figures are in constant Chilean pesos of June 30, 2003 and have been adjusted by the price level restatement factor of 1.00685.

Provision expenses in the second quarter of 2003 decreased 12.2% compared to the first quarter of 2003 mainly as a result of a decrease in the provisions and charge-offs associated with the credit review of former Santiago’s loan portfolio.

Compared to the second quarter of 2002 net income decreased 24.1%. This decrease was mainly due to: (i) a 65.8% increase in adjusted provision expenses compared to the exceptionally low levels of provisions recognized in the second quarter of 2002 (ii) a 87.1% fall in gains from the mark-to-market of financial investments as a result of the strong decline in interest rates in the second quarter of 2002, and (iii) net financial income decreased 5.2% in this period mainly as a result of the 11.9% decrease in average interest earning assets, especially in the corporate banking segment. This drop in corporate loans reflects efforts to reduce exposure to some clients in order to improve the diversification of the loan portfolio and the asset mix. The contraction of the loan portfolio was partially offset by a higher net interest margin that reached 5.0% in the second quarter of 2003 compared to 4.6% in the second quarter of 2002. Higher fee and lower operating expenses also partially offset the lower net financial income. Fee income increased 16.6% in the second quarter of 2003 compared to the second quarter of 2002. Compared to the second quarter of 2002 operating expenses decreased 12.4% with personnel expenses falling 14.4% and administrative expenses 14.8%. As of June 30, 2003 total headcount decreased 12.1% compared to the figure as of June 30, 2002.

Banco Santander Chile	Quarter			Change%
(Ch$ million June 30, 2003)	IIQ 2003	IQ 2003	Combined IIQ 2002	IIQ 2003/2002	IIQ/IQ 2003
Net financial income	127,321	111,514	134,294	(5.2)%	14.2%
Provision for loan losses	(27,513)	(31,326)	(9,413)	192.3%	(12.2)%
Fees and income from services	28,520	26,543	24,468	16.6%	7.4%
Operating expenses	(62,779)	(64,261)	(71,630)	(12.4)%	(2.3)%
Income before income taxes	62,117	49,128	78,250	(20.6)%	26.4%
Income taxes	(11,169)	(8,354)	(11,135)	0.3%	33.7%
Net income	50,948	40,774	67,115	(24.1)%	25.0%
Net income/share (Ch$)	0.27	0.22	0.36	(24.1)%	25.0%
Net income/ADR (US$)[1]	0.40	0.31	0.51	(21.4)%	30.0%
Total loans	7,857,383	7,998,230	9,006,213	(12.8)%	(1.8)%
Customer funds	6,954,664	7,085,537	8,412,405	(17.3)%	(1.8)%
Customer deposits	6,108,832	6,235,809	7,357,635	(17.0)%	(2.0)%
Mutual funds	845,832	849,728	1,054,770	(19.8)%	(0.5)%
Shareholder’s equity	914,686	1,021,297	941,768	(2.9)%	(10.4)%
Net financial margin	5.0%	4.3%	4.6%
Efficiency ratio	41.1%	45.8%	43.7%
Fees / Operating expenses	45.4%	41.3%	34.2%
ROE[2]	23.6%	17.0%	33.1%
Risk index	1.94%	1.84%	1.33%
PDLs / Total loans	2.35%	2.30%	1.35%
BIS ratio	15.0%	16.6%	12.8%
Branches	344	346	345
ATMs	1,101	1,104	1,099
Employees	7,894	8,136	8,972
1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Earnings / Average Capital & Reserves.

Corporate news

The Executive Committee of Santander Central Hispano has named Mr. Fernando Cañas, currently CEO of Santander Chile, as Managing Director in charge of Grupo Santander’s credit and debit card payment systems in Latin America. The Board of Directors of Banco Santander Chile has named Oscar von Chrismar as the new Chief Executive Officer of the Bank. Mr. von Chrismar will assume his new position August 1, 2003. He is currently the Corporate Director of Wholesale Banking and was the CEO of former Santander Chile prior to the merger.
New CEO Oscar von Chrismar

Euromoney magazine named Banco Santander Chile, the Best Bank in Chile for the fourth consecutive year. This magazine highlighted the Bank’s strong market position after the merger and the ability to maintain high profitability levels in a difficult economic environment.

Banco Santander Chile was awarded by Global Finance as the Best Corporate/Institutional Internet Bank and the Best Consumer Internet Bank in Chile.

La Segunda, a local newspaper and Adimark, a local consulting group, published the results of their annual survey: “The Most Admired Companies in Chile”. In this ranking Santander Chile came in fourth place overall and in first place among all banks. In the category “Corporate Responsibility” Santander Chile was ranked No. 1.

Banco Santander Chile was ranked as the overall best Investor Relations Department in Chile on the buy-side view and tied for first on the sell-side view, according to Institutional Investor magazine and the Reuters Institutional Investor Survey.

NET FINANCIAL INCOME

Net interest margin reached 5.0% despite low interest rate environment

Net Financial Income	Quarter			Change%
(Ch$ million June 30, 2003)	IIQ 2003	IQ 2003	Combined IIQ 2002	IIQ 2003/2002	IIQ/IQ 2003
Net interest income	79,003	129,453	151,430	(47.8)%	(39.0)%
Foreign exchange transactions[3]	48,318	(17,939)	(17,136)	(382.0)%	(369.3)%
Net financial income	127,321	111,514	134,294	(5.2)%	14.2%
Average interest-earning assets*	10,224,203	10,482,920	11,608,542	(11.9)%	(2.5)%
Net interest margin**	5.0%	4.3%	4.6%
Avg. equity + non-interest bearing demand deposits / Avg. earning assets	20.0%	18.6%	16.9%
Quarterly inflation rate***	1.05%	0.24%	0.97%
Avg. Overnight interbank rate	2.74%	2.74%	4.35%
*	The average balance of the second and first quarters of 2003 was calculated using daily average balances. The average balance of the second quarter 2002 was calculated by taking the simple average of the balance of the combined interest earning assets as of March and June 2002.
**	Annualized.
***	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in the second quarter of 2003 increased 14.2% compared to the first quarter of 2003. The rise in net financial income on a sequential quarterly basis was mainly a result of a higher net interest margin. The Bank’s net interest margin in the second quarter of 2003 reached 5.0% compared to 4.3% in the first quarter of this year. This more than compensated the 2.5% decrease in average interest earning assets between the first and second quarters of 2003. The rise in the Bank’s net interest margin was mainly due to:

Higher inflation rate in the quarter. In the second quarter of 2003 the inflation rate measured by the variation of the Unidad de Fomento (inflation indexed currency, UF) reached 1.05% compared to 0.24% in the first quarter of 2003. As the Bank has a positive gap in Unidad de Fomento (inflation indexed currency, UF), this resulted in higher margins, as the spread between inflation-adjusted assets and nominal non-interest bearing liabilities increased with the higher quarterly inflation rate.

Improved asset and funding mix. Despite the decrease of interest earning assets, the average balance of higher yielding consumer and leasing loans increased 0.9% and 1.2%, respectively. Moreover, the yield on commercial loans rose 109 basis points to 9.9% which partially reflects the Bank’s focus on profitability in the corporate lending segments. The average balance of non-interest bearing liabilities increased 4.7% in the second quarter

3 For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to indicate the Bank’s actual net interest margin as they are linked to normal credit operations.

compared to the first quarter of 2003. In the same period the ratio of non-interest bearing demand deposits and equity to interest earning assets increased from 18.6% in the first quarter of the year to 20.0% in the second quarter of 2003.

The 5.2% decrease in net interest income compared to the second quarter of 2002 was mainly due to the lower interest rate environment and the 11.9% decrease in average interest earning assets, especially in the corporate banking segment. This drop in corporate loans reflects efforts to reduce exposure to some clients in order to improve diversification of the loan portfolio and the efforts to increase spreads by rising the required return of some low yielding loan operations. The low interest rate environment has also negatively affected the spread earned on the Bank’s non-interest bearing liabilities. These factors were partially offset by a higher net interest margin that reached 5.0% in the second quarter of 2003 compared to 4.6% in the second quarter of 2002.

INTEREST EARNING ASSETS

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million June 30, 2003)	June 30, 2003	March 31, 2003	June 30, 2002	June 2003/2002	June/ March 2003
Commercial loans	2,680,503	2,811,804	3,328,385	(19.5)%	(4.7)%
Consumer loans	727,164	734,439	690,615	5.3%	(1.0)%
Residential mortgage loans*	1,455,671	1,415,295	1,397,490	4.2%	2.9%
Foreign trade loans	499,341	521,617	861,662	(42.0)%	(4.3)%
Leasing	437,672	428,162	437,922	(0.1)%	2.2%
Other outstanding loans **	1,102,582	1,151,639	1,238,220	(11.0)%	(4.3)%
Past due loans	184,267	184,283	121,169	52.1%	0.0%
Contingent loans	648,173	683,007	755,170	(14.2)%	(5.1)%

Total loans excluding interbank	7,735,373	7,930,246	8,830,633	(13.6)%	(2.5)%

Total financial investments	1,986,684	2,400,185	2,475,802	(19.8)%	(17.2)%
Interbank loans	122,010	67,984	175,580	(30.5)%	79.5%

Total interest-earning assets	9,844,067	10,398,415	11,482,015	(14.3)%	(5.3)%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)
**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans.

As of June 30, 2003 total loans, excluding interbank loans decreased 2.5% compared to total loans as of March 31, 2003. Residential mortgage loans increased 2.9% in this period. Attractive mortgage rates have increased the demand for purchasing residences. Leasing loans increased 2.2%. The better economic outlook has increased the demand for leasing of equipment and machinery. The 1.0% decrease in consumer loans compared to the first quarter was in line with the lower growth rate of consumer loans in the financial system in this period. This was due in part to seasonal factors since the first quarter is a high spending period in the Chilean economy. The decrease in consumer loans was also due, in part, to the integration of information systems at the branch level. In order to ensure a rapid and smooth merger of systems, a large amount of human resources were dedicated to this task in the second quarter, which affected the growth rate of consumer loans in this period.

Commercial loans decreased 4.7% between the end of the second and first quarters of 2003. This drop in corporate loans reflects efforts to reduce exposure to some clients in order to improve diversification of the loan portfolio and the efforts to increase spreads by rising the required return of some low yielding loan operations. In the quarter the Bank also reduced significantly its direct credit exposure to Argentina as the largest loan exposure in this country was paid in full.

CUSTOMER FUNDS

The funding mix continues to improve

Funding	Quarter ended,			Change%
(Ch$ million June 30, 2003)	June 30, 2003	March 31, 2003	June 30, 2002	June 2003/2002	June/ March 2003
Non-interest bearing demand deposits	2,217,548	2,016,816	2,039,303	8.7%	10.0%
Savings and time deposits	3,891,284	4,218,993	5,318,332	(26.8)%	(7.8)%

Total customer deposits	6,108,832	6,235,809	7,357,635	(17.0)%	(2.0)%

Mutual funds	845,832	849,728	1,054,770	(19.8)%	(0.5)%

Total customer funds	6,954,664	7,085,537	8,412,405	(17.3)%	(1.8)%

Total customer deposits decreased 2.0% between the first and second quarters of 2003. This reduction was in line with the reduction of interest earning assets in the same period. The Bank’s funding mix continued to improve despite the fall in customer deposits. Total non-interest bearing deposits grew 10.0% between the end of the second and first quarters of 2003. This partially offset the 7.8% decline in savings and time deposits in the same period.

PROVISION FOR LOAN LOSSES

Provision expense decreases 12.2% compared to the first quarter of 2003

Provision for loan losses	Quarter			Change %
(Ch$ million June 30, 2003)	IIQ 2003	IQ 2003	Combined IIQ 2002	IIQ 2003/2002	IIQ/IQ 2003
Provisions	13,229	41	+4,237	(412.2)%	32,166%
Charge-offs	14,284	31,285	20,834	(31.4)%	(54.3)%
Total provisions and charge-offs excluding reclassifications	27,513	31,326	16,597	65.8%	(12.2)%
Reclassified provisions	—	—	+7,184	—	—
Total provisions and charge-offs	27,513	31,326	9,413	192.3%	(12.2)%
Loan loss recoveries	7,602	6,868	6,681	13.8%	10.7%
Total loans	7,857,383	7,998,230	9,006,213	(12.8)%	(1.8)%
Total reserves for loan losses (RLL)	174,169	171,850	157,360	10.7%	1.3%
Past due loans (PDL)	184,267	184,283	121,169	52.1%	0.0%
PDL/Total loans	2.35%	2.30%	1.35%
RLL/Past due loans	94.5%	93.3%	129.9%
Risk index[4]	1.94%	1.84%	1.33%

Total provisions for loan losses decreased 12.2% compared to the first quarter of 2003. This was mainly due to a decrease in the provisions and charge-offs associated with the credit review of former Santiago’s loan portfolio. The 65.8% increase in adjusted provision expense compared to the second quarter of 2002 was mainly due to the higher risk index and the extraordinarily low level of provisions in the second quarter of 2002.

Past due loans at June 30, 2003 remained flat compared to March 31, 2003. Loans over 30 days past due decreased 1.8% in the same period. The rise in the risk index from 1.84% as of March 31 to 1.94% as of June 30, 2003 was due, in part, to a 2.4% increase in loans rated B-, C and D in this period. At the same time the higher risk index was also due to the decrease in large corporate lending, which in most cases are rated A, the lowest risk category. The coverage ratio of the risk index reached 114.3% as of June 30, 2003. The risk index for the Chilean financial system as of February 2003 was 2.00%.

In the second quarter of 2002 the Bank reclassified Ch$7,184 million from Voluntary Loan Loss Reserves in the balance sheet to Other Liabilities. A similar change was done in the income statement, reclassifying the same amount from Voluntary Provisions to Other Income, net.

4 Unconsolidated. Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against these losses. For example, a risk index of 1% implies that a bank is expecting to lose 1% of its loan portfolio. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendency of Banks and Financial Institutions (SBIF), the industry’s main regulator.

FEE INCOME

The ratio of fees to operating expenses increases to 45.4% in the second quarter of 2003

Fee income	Quarter			Change %
(Ch$ million June 30, 2003)	IIQ 2003	IQ 2003	Combined IIQ 2002	IIQ 2003/2002	IIQ/IQ 2003
Fee income	34,731	32,817	30,238	14.9%	5.8%
Fee expenses	(6,211)	(6,274)	(5,770)	7.6%	(1.0%)
Total fee income, net	28,520	26,543	24,468	16.6%	7.4%
Net fees / operating expenses	45.4%	41.3%	34.2%

The Bank’s net fee income rose 7.4% and 16.6% compared to the first quarter of 2003 and the second quarter of 2002, respectively. The rise in fees compared to the first quarter was mainly due to an 18.4% rise in checking account fees and a 6.4% increase in international business related fees. The Bank’s policy of improving the profitability of the corporate segment by placing greater emphasis on cash management and corporate finance services has resulted in an increase in fee income in this segment. Compared to the second quarter of 2002 international business related fees rose 45.4% and financial advisory fees grew 71.9%. Checking account fees in this segment increased 8.3% compared to the second quarter of 2002.

In retail banking the Bank’s strategy has been to increase fee income by emphasizing greater usage of its fee based products. In the retail segment checking account fees increased 11.3% and credit card fees grew 38.0%. Total insurance brokerage fees grew 27.9% and ATM related fees were up 20.1%. This was offset by the 21.2% decrease in mutual fund management fees in the second quarter of 2003 compared to the second quarter of 2002. As of June 30, 2003 assets under management in the mutual fund subsidiary decreased 19.8% compared to the same figure as of June 30, 2002. This fall was mainly a result of the Inverlink-CORFO affair. The negative growth of mutual funds under management was partially offset by the rise in non-interest bearing demand deposits as clients have been switching to more secure deposit products.

With this growth in fees the ratio of fees to operating expenses reached 45.4% in the second quarter of 2003 compared to 41.3% in the first quarter of 2003 and 34.2% in the second quarter of 2002.

OPERATING EXPENSES AND EFFICIENCY

The efficiency ratio reached a record level of 41.1%

Operating Expenses	Quarter			Change%
(Ch$ million June 30, 2003)	IIQ 2003	IQ 2003	Combined IIQ 2002	IIQ 2003/2002	IIQ/IQ 2003
Personnel expenses	(32,144)	(31,162)	(37,560)	(14.4%)	3.2%
Administrative expenses	(21,006)	(23,626)	(24,648)	(14.8%)	(11.1%)
Depreciation and amortization	(9,629)	(9,473)	(9,422)	2.2%	1.6%
Operating expenses	(62,779)	(64,261)	(71,630)	(12.4%)	(2.3%)
Efficiency ratio*	41.1%	45.8%	43.7%
Efficiency ratio excluding amortization and depreciation**	34.8%	39.0%	38.0%
*	Operating expenses/Operating income. Operating income is equal to Net interest income + Net fee income + Other operating income, net
**	Efficiency ratio excluding amortization and depreciation is equal to: (Personnel expenses + Administrative expense) divided by Net interest income + Net fee income + Other operating income, net.

In the second quarter 2003 operating expenses decreased 2.3% and 12.4% compared to the first quarter of 2003 and the second quarter of 2002, respectively. The main driver of the fall of the Bank’s cost has been the savings and synergies produced by the merger. Compared to the second quarter of 2002 this has been led by a 14.4% reduction in personnel expenses and a 14.8% decrease in administrative expenses. Total headcount decreased 12.1% in this same period. The 2.2% and 1.6% increases in depreciation and amortization expense in the second quarter of 2003 compared to the second quarter of 2002 and the first quarter of 2003, respectively mainly reflects the Bank’s significant investments in technology in recent years. Compared to the first quarter of 2003, the 11.1% fall in administrative expenses was the main driver of cost reductions. The conclusion of merger related activities has positively impacted the evolution of administrative expenses.

The Bank’s efficiency ratio reached a record low level of 41.1% in the second quarter of 2003 compared to 45.8% in the previous quarter and 43.7% in the second quarter of 2002. Excluding amortization and depreciation expenses, the efficiency ratio reached 34.8%. This figure for the financial system was 54.0% including depreciation and amortization and 47.9% excluding depreciation and amortization as of June 2003.

OTHER OPERATING INCOME

Other operating income	Quarter			Change%
(Ch$ million June 30, 2003)	IIQ 2003	IQ 2003	Combined IIQ 2002	IIQ 2003/2002	IIQ/IQ 2003
Net gain from trading and mark-to-market of securities	1,154	8,284	8,946	(87.1)%	(86.1)%

Other	(4,289)	(5,889)	(3,957)	8.4%	(27.2)%

Total	(3,135)	2,395	4,989	—	—

The net gain from trading and mark-to-market of securities totaled Ch$1,154 million in the second quarter of 2003 compared to Ch$9,289 million in the second quarter of 2002.

Interest rates in Chile declined sharply in the second quarter of last year, which produced an extraordinarily high level of mark-to-market gains in that period.

The increase in the loss in other operating expenses, net compared to the second quarter of 2002 was mainly due to higher sales force expense in line with the 12-month growth rate of retail banking activities. The decrease in other operating expenses, net in the second quarter of 2003 compared to the first quarter of 2003 was mainly to due to the lower commercial activity in retail banking in this period.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change%
(Ch$ million June 30, 2003)	IIQ 2003	IQ 2003	Combined IIQ 2002	IIQ 2003/2002	IIQ/IQ 2003
Recovery of loans	7,602	6,868	6,681	13.8%	10.7%
Non-operating income, net	(3,086)	369	(6,067)	(49.1)%	(936.3)%
Income attributable to investments in other companies	500	137	140	257.1%	265.0%
Losses attributable to minority interest	(36)	(47)	(37)	(2.7)%	(23.4)%
Total other income, net	4,980	7,327	717	594.6%	(32.0)%

Price level restatement	(5,277)	(3,064)	(5,175)	2.0%	72.2%

Income tax	(11,169)	(8,354)	(11,135)	0.3%	33.7%

Other income, net totaled a gain of Ch$4,980 million in the quarter increasing 594.6% compared to the second quarter of 2002. In the second quarter of 2002 the Bank reclassified Ch$7,184 million from Voluntary Loan Loss Reserves in the balance sheet to Other Liabilities. A similar change was done in the income statement, reclassifying the same amount from Voluntary Provisions to Other Income, net.

The 72.2% increase in the loss from price level restatement in the second quarter of 2003 compared to the first quarter of 2003 reflects the higher UF inflation rate in the second quarter (1.05%) compared to the first quarter of 2003 (0.24%). The inflation rate in the second quarter of 2003 was similar to the inflation rate in the second quarter of 2002. This explains the stable level of price level restatement loss in these two periods. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the size of the loss from price level restatement is positively correlated with the variations of inflation.

The Bank’s effective tax rate reached 18.0% in the second quarter of 2003 compared to 17.0% in the first quarter of 2003 and 14.2% in the second quarter of 2002. The higher effective tax rate was mainly due to the recognition of a higher level of voluntary provisions in the current quarter. These provisions are not tax deductible.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

The BIS ratio reached 15.0% after annual dividend payment.

Shareholders’ equity	Quarter ended			Change%
(Ch$ million June 30, 2003)	IIQ 2003	IQ 2003	Combined IIQ 2002	IIQ 2003/2002	IIQ/IQ 2003
Capital and Reserves	823,241	980,523	813,499	1.2%	(16.0)%
Net Income	91,445	40,774	128,269	(28.7)%	124.3%

Total shareholders’ equity	914,686	1,021,297	941,768	(2.9)%	(10.4)%

As of June 30, 2003, the Bank’s shareholders’ equity totaled Ch$914,686 million (US$1,312 million). On April 29, 2003 the Bank held its annual shareholders’ meeting. In this meeting shareholders approved the payment of a dividend equal to 100% of 2002 net income or Ch$0.83 per share. This dividend was paid on May 29, 2003. This explains the reduction in capital between the first and second quarters of 2003.

The Bank’s BIS ratio as of June 30, 2003 was 15.0% above the minimum BIS ratio of 12% required by the SBIF. In the same period the Bank’s Tier I ratio reached a solid level of 10.6%.

Capital Adequacy (Ch$ million June 30, 2003)	June 30, 2003
Tier I	10.6%
Tier II	4.4%
BIS ratio	15.0%
Regulatory capital	1,166,847
Risk weighted assets	7,786,058

INSTITUTIONAL BACKGROUND

According to the latest figures published by the SBIF for the month of June 2003, Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank also has the largest distribution network with 344 branches and 1,101 ATMs. The Bank has the highest credit ratings among all Latin American banks with a Baa1 rating from Moody´s and A- ratings from Standard and Poor’s and Fitch, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander Central Hispano, which directly and indirectly owns 84.14% of Banco Santander Chile.

Santander Central Hispano

Santander Central Hispano (SAN:MC STD:N), founded in 1857, is the leading financial group in Spain and Latin America. In terms of net income and market capitalization the Bank is the second largest in the Euro Zone. The Group has 103,473 employees, 9,087 branches and manages funds worth more than EU$443 billion worldwide. In Latin America, Santander Central Hispano has a leading position with 4,000 branches that attend more than 12 million individuals and 500,000 small and mid-sized companies. Funds managed in the Region both on and off balance sheet total EU100,000 million, which represents a market share of 10.4%

ITEM 2

BANCO SANTANDER – CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of June 30, 2003 )

	30-Jun	30-Jun	31-Mar	30-Jun	% Change	% Change
	2003	2003	2003	2002	June 2003/2002	June /March 2003
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS
Cash and due from banks

Total cash and due from banks	1,558,057	1,086,324	949,815	1,307,907	-16.9%	14.4%

Financial investments
Government securities	1,422,926	992,107	1,438,667	1,145,782	-13.4%	-31.0%
Investments purchased under agreements to resell	106,044	73,937	55,847	86,659	-14.7%	32.4%
Other financial investments	385,592	268,846	341,117	747,639	-64.0%	-21.2%
Investment collateral under agreements to repurchase	934,834	651,794	564,554	495,722	31.5%	15.5%

Total financial investments	2,849,396	1,986,684	2,400,185	2,475,802	-19.8%	-17.2%

Loans, net
Commercial loans	3,844,503	2,680,503	2,811,804	3,328,385	-19.5%	-4.7%
Consumer loans	1,042,933	727,164	734,439	690,615	5.3%	-1.0%
Mortgage loans (Residential and general purpose)	2,311,427	1,611,596	1,603,643	1,648,788	-2.3%	0.5%
Foreign trade loans	716,178	499,341	521,617	861,662	-42.0%	-4.3%
Interbank loans	174,992	122,010	67,984	175,580	-30.5%	79.5%
Leasing	627,730	437,672	428,162	437,922	-0.1%	2.2%
Other outstanding loans	1,357,740	946,657	963,291	986,922	-4.1%	-1.7%
Past due loans	264,284	184,267	184,283	121,169	52.1%	0.0%
Contingent loans	929,640	648,173	683,007	755,170	-14.2%	-5.1%
Reserve for loan losses	(249,801)	(174,169)	(171,850)	(157,360)	10.7%	1.3%

Total loans, net	11,019,626	7,683,214	7,826,380	8,848,853	-13.2%	-1.8%

Other assets
Bank premises and equipment	301,585	210,274	214,809	233,386	-9.9%	-2.1%
Foreclosed assets	57,443	40,051	31,861	23,762	68.6%	25.7%
Investments in other companies	6,869	4,789	4,649	4,503	6.4%	3.0%
Assets to be leased	20,092	14,009	26,438	26,672	-47.5%	-47.0%
Other	766,738	534,593	399,808	577,450	-7.4%	33.7%

Total other assets	1,152,727	803,716	677,565	865,773	-7.2%	18.6%

TOTAL ASSETS	16,579,806	11,559,938	11,853,945	13,498,335	-14.4%	-2.5%

BANCO SANTANDER—CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of June 30, 2003 )

	30-Jun	30-Jun	31-Mar	30-Jun	% Change	% Change
	2003	2003	2003	2002	June 2003/2002	June / March 2003
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Current accounts	1,739,300	1,212,692	1,239,754	983,652	23.3%	-2.2%
Bankers drafts and other deposits	1,441,212	1,004,856	777,062	1,055,651	-4.8%	29.3%

	3,180,512	2,217,548	2,016,816	2,039,303	8.7%	10.0%

Savings accounts and time deposits.	5,581,062	3,891,284	4,218,993	5,318,332	-26.8%	-7.8%

Total deposits	8,761,574	6,108,832	6,235,809	7,357,635	-17.0%	-2.0%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	20,097	14,012	14,730	18,153	-22.8%	-4.9%
Other Banco Central borrowings	43,304	30,193	15,983	71,626	-57.8%	88.9%

Total Banco Central borrowings	63,401	44,205	30,713	89,779	-50.8%	43.9%

Investments sold under agreements to repurchase	724,275	504,986	411,224	506,852	-0.4%	22.8%

Mortgage finance bonds	2,293,956	1,599,415	1,552,898	1,734,944	-7.8%	3.0%

Other borrowings
Bonds	461,410	321,709	400,752	423,667	-24.1%	-19.7%
Subordinated bonds	630,340	439,492	455,718	462,789	-5.0%	-3.6%
Borrowings from domestic financial institutions	127,761	89,079	37,976	216,414	-58.8%	134.6%
Foreign borrowings	832,882	580,710	624,073	468,254	24.0%	-6.9%
Other obligations	93,639	65,288	73,679	87,508	-25.4%	-11.4%

Total other borrowings	2,146,032	1,496,278	1,592,198	1,658,632	-9.8%	-6.0%

Total other interest bearing liabilities	5,227,664	3,644,884	3,587,033	3,990,207	-8.7%	1.6%

Other liabilities
Contingent liabilities	928,481	647,365	683,671	754,623	-14.2%	-5.3%
Other	348,957	243,303	325,290	453,407	-46.3%	-25.2%
Minority interest	1,245	868	845	695	24.9%	2.7%

Total other liabilities	1,278,683	891,536	1,009,806	1,208,725	-26.2%	-11.7%

Shareholders’ equity
Capital and reserves	1,180,731	823,241	980,523	813,499	1.2%	-16.0%
Income for the year	131,155	91,445	40,774	128,269	-28.7%	124.3%

Total shareholders’ equity	1,311,886	914,686	1,021,297	941,768	-2.9%	-10.4%

TOTAL LIABILITIES AND
SHAREHOLDER'S EQUITY	16,579,806	11,559,938	11,853,945	13,498,335	-14.4%	-2.5%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Constant Chilean pesos of June 30, 2003

	IIQ 2003	IIQ 2003	IQ 2003	IIQ 2002	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IIQ 2003/2002	IIQ/IQ 2003
Interest income and expense
Interest income	267,091	186,224	219,778	308,284	-39.6%	-15.3%
Interest expense	(153,781)	(107,221)	(90,325)	(156,854)	-31.6%	18.7%

Net interest income	113,310	79,003	129,453	151,430	-47.8%	-39.0%

Provision for loan losses	(39,460)	(27,513)	(31,326)	(9,413)	192.3%	-12.2%

Fees and income from services
Fees and other services income	49,813	34,731	32,817	30,238	14.9%	5.8%
Other services expense	(8,908)	(6,211)	(6,274)	(5,770)	7.6%	-1.0%

Total fees and income from services, net	40,905	28,520	26,543	24,468	16.6%	7.4%

Other operating income, net
Net gain (loss) from trading and brokerage	1,655	1,154	8,284	8,946	-87.1%	-86.1%
Foreign exchange transactions,net	69,300	48,318	(17,939)	(17,136)	-382.0%	-369.3%
Other, net	(6,151)	(4,289)	(5,889)	(3,957)	8.4%	-27.2%

Total other operating income,net	64,804	45,183	(15,544)	(12,147)	-472.0%	-390.7%

Other income and expenses
Recovery of loans previously written off	10,903	7,602	6,868	6,681	13.8%	10.7%
Nonoperating income, net	(4,426)	(3,086)	369	(6,067)	-49.1%	-936.3%
Income attributable to investments in other companies	717	500	137	140	257.1%	265.0%
Losses attributable to minority interest	(52)	(36)	(47)	(37)	-2.7%	-23.4%

Total other income and expenses	7,142	4,980	7,327	717	594.6%	-32.0%

Operating expenses
Personnel salaries and expenses	(46,102)	(32,144)	(31,162)	(37,560)	-14.4%	3.2%
Administrative and other expenses	(30,128)	(21,006)	(23,626)	(24,648)	-14.8%	-11.1%
Depreciation and amortization	(13,810)	(9,629)	(9,473)	(9,422)	2.2%	1.6%

Total operating expenses	(90,040)	(62,779)	(64,261)	(71,630)	-12.4%	-2.3%

Gain (loss) from price-level restatement	(7,569)	(5,277)	(3,064)	(5,175)	2.0%	72.2%

Income before income taxes	89,092	62,117	49,128	78,250	-20.6%	26.4%
Income taxes	(16,019)	(11,169)	(8,354)	(11,135)	0.3%	33.7%

Net income	73,073	50,948	40,774	67,115	-24.1%	25.0%

ITEM 3

BANCO SANTANDER CHILE

YTD INCOME STATEMENTS

Constant Chilean pesos of June 30, 2003

	IH 2003	IH 2003	IH 2002	% Change
	US$ thousands	Ch$ millions	Ch$ millions	IIQ 2003/2002
Interest income and expense
Interest income	580,163	404,507	527,209	-23.3%
Interest expense	(282,448)	(196,931)	(251,406)	-21.7%

Net interest income	297,715	207,576	275,803	-24.7%

Provision for loan losses	(84,084)	(58,626)	(36,808)	59.3%

Fees and income from services
Fees and other services income	96,561	67,325	61,038	10.3%
Other services expense	(17,845)	(12,442)	(10,759)	15.6%

Total fees and income from services, net	78,716	54,883	50,279	9.2%

Other operating income, net
Net gain (loss) from trading and brokerage	13,456	9,382	28,030	-66.5%
Foreign exchange transactions, net	43,746	30,501	(21,405)	-242.5%
Other, net	(14,542)	(10,139)	(8,092)	25.3%

Total other operating income, net	42,660	29,744	(1,467)	-2127.5%

Other income and expenses
Recovery of loans previously written off	20,686	14,423	13,532	6.6%
Nonoperating income, net	(3,900)	(2,719)	(7,810)	-65.2%
Income attributable to investments in other companies	912	636	183	247.5%
Losses attributable to minority interest	(119)	(83)	(83)	0.0%

Total other income and expenses	17,579	12,257	5,822	110.5%

Operating expenses
Personnel salaries and expenses	(90,492)	(63,094)	(75,330)	-16.2%
Administrative and other expenses	(63,782)	(44,471)	(50,693)	-12.3%
Depreciation and amortization	(27,305)	(19,038)	(17,593)	8.2%

Total operating expenses	(181,579)	(126,603)	(143,616)	-11.8%

Gain (loss) from price-level restatement	(11,933)	(8,320)	(2,365)	251.8%

Income before income taxes	159,074	110,911	147,648	-24.9%
Income taxes	(27,919)	(19,466)	(19,379)	0.4%

Net income	131,155	91,445	128,269	-28.7%

ITEM 4

Financial Ratios

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Profitability
Net interest margin*	4.1%	4.6%	4.4%	4.9%	4.3%	5.0%
Net fees / operating expenses	35.9%	34.2%	35.9%	34.9%	41.3%	45.4%
ROE	24.6%	33.1%	16.8%	0.0%	17.0%	23.6%
Capital ratio
BIS	12.9%	12.8%	13.9%	14.3%	16.6%	15.0%
Earnings per Share
Net income (nominal Ch$mn)	58,498	64,839	33,375	—	40,497	50,948
Net income per share (Real Ch$)	0.31	0.34	0.18	—	0.21	0.27
Net income per ADS (US$)	0.49	0.51	0.25	0.0	0.31	0.40
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
Credit Quality
Past due loans/total loans	1.40%	1.35%	1.74%	2.12%	2.30%	2.35%
Reserves for loan losses/past due loans	139.6%	129.9%	108.6%	100.5%	93.3%	94.5%
Risk index	1.34%	1.33%	1.56%	1.68%	1.84%	1.94%
Efficiency
Operating expenses/operating income	44.7%	43.7%	52.9%	48.2%	45.8%	41.1%
Market information (period-end)
Stock price	12.8	11.6	12.8	12.8	12.9	13.7
ADR price	20.10	17.35	17.7	18.63	18.33	20.41
Market capitalization (US$mn)	3,646	3,147	3,210	3,379	3,325	3,702
Other Data
Exchange rate (Ch/US$) (period-end)	664.44	697.69	747.62	712.38	727.36	697.23

*	Net interest margin including results of foreign exchange transactions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2003	BANCO SANTANDER CHILE

	By:	/s/ GONZALO ROMERO
	Name:	Gonzalo Romero
	Title:	General Counsel